UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 28, 2015

Mylan N.V.

(Exact name of registrant as specified in its charter)

The Netherlands	333-199861	98-1189497
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Building 4, Trident Place Mosquito Way, Hatfield, Hertfordshire	AL10 9UL
(Address of principal executive offices)	(Zip Code)

+44 (0) 1707 853 000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders.

On August 28, 2015, Mylan N.V. (“Mylan”) held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) in connection with the proposed acquisition of Perrigo Company plc (“Perrigo”) by Mylan. Mylan filed its definitive proxy statement for the proposal voted upon at the Extraordinary General Meeting with the Securities and Exchange Commission on July 28, 2015 (as thereafter supplemented, including by the proxy supplement filed on August 20, 2015). As of the close of business on July 31, 2015, the record date for the Extraordinary General Meeting (the “Record Date”), there were issued and outstanding 491,547,926 ordinary shares of Mylan entitled to vote at the Extraordinary General Meeting. As of the Record Date, there were issued and outstanding 488,388,431 preferred shares of Mylan entitled to vote at the Extraordinary General Meeting, all of which were owned by Stichting Preferred Shares Mylan and none of which were voted at the Extraordinary General Meeting. The certified results of the matters voted on at the Extraordinary General Meeting are set forth below.

Proposal – Approval under article 2:107a of the Dutch Civil Code of the acquisition, directly or indirectly (whether by way of an offer (and subsequent compulsory acquisition) or any other legal arrangement) of all or any portion of the ordinary shares of Perrigo outstanding (on a fully diluted basis) as of the consummation of such acquisition (the “Acquisition”) and the issuance of Mylan ordinary shares to Perrigo shareholders as part of the consideration in the Acquisition (the “Proposal”):

For	Against	Abstain	Broker Non-Votes
251,472,642	128,140,447	1,603,706	—

The Proposal received the affirmative vote of a majority of the votes cast by shareholders entitled to vote at the Extraordinary General Meeting and therefore passed. Any abstentions, “blank votes” and invalid votes were counted for the purposes of determining the presence of a quorum, but were not considered to be votes cast and therefore had no effect on the vote on the Proposal. Any “broker non-votes” were not treated as shares present for purposes of determining the presence of a quorum and were not considered to be votes cast and therefore had no effect on the vote on the Proposal.

Item 8.01 Other Events.

On August 28, 2015, Mylan issued a press release announcing shareholder approval of the Proposal. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

RESPONSIBILITY STATEMENT

The directors of Mylan accept responsibility for the information contained in this report. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this report is in accordance with the facts and does not omit anything likely to affect the import of such information.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Perrigo or Mylan, all ‘dealings’ in any ‘relevant securities’ of Perrigo or Mylan (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the ‘offer period’ ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Perrigo or Mylan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Perrigo by Mylan or ‘relevant securities’ of Mylan by Perrigo, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

Interests in securities arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

Goldman Sachs, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Mylan and no one else in connection with the proposed acquisition of Perrigo by Mylan (the “Perrigo Proposal”) and will not be responsible to anyone other than Mylan for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Perrigo Proposal or any matter referred to herein.

Goldman Sachs does not accept any responsibility whatsoever for the contents of this report or for any statement made or purported to be made by them or on their behalf in connection with the offer. Goldman Sachs accordingly disclaims all and any liability whether arising in tort, contract or otherwise which it might otherwise have in respect of this report or any such statement.

ADDITIONAL INFORMATION

In connection with the Perrigo Proposal, Mylan has filed certain materials with the Securities and Exchange Commission (“SEC”) (and anticipates filing further materials), including, among other materials, the Registration Statement on Form S-4 (that includes an offer to exchange/prospectus) that Mylan filed with the SEC on May 5, 2015 (which Registration Statement was amended on June 19, 2015, July 16, 2015, August 6, 2015, and August 28, 2015 and has not yet been declared effective) and the definitive proxy statement on Schedule 14A that Mylan filed with the SEC on July 28, 2015 (as thereafter supplemented, including by the proxy supplement filed on August 20, 2015) in connection with the Perrigo Proposal. In connection with the Perrigo Proposal, Mylan currently intends to file with the SEC a Tender Offer Statement on Schedule TO and certain other materials. This report is not intended to be, and is not, a substitute for such filings or for any other document that Mylan may file with the SEC in connection with the Perrigo Proposal. INVESTORS AND SECURITYHOLDERS OF MYLAN AND PERRIGO ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, PERRIGO AND THE PERRIGO PROPOSAL. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Mylan at 724-514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SEC that are required to be mailed to shareholders of Perrigo and/or Mylan will also be mailed to such shareholders. This report has been prepared in accordance with U.S. securities law, Irish law, and the Irish Takeover Rules.

NON-SOLICITATION

This report is not intended to, and does not, constitute or form part of (1) any offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, sell, or otherwise dispose of any securities, or (3) the solicitation of any vote or approval in any jurisdiction pursuant to this report or otherwise, nor will there be any acquisition or disposition of the securities referred to in this report in any jurisdiction in contravention of applicable law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FURTHER INFORMATION

The distribution of this report in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this report are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore, persons who receive this report (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

NO PROFIT FORECAST / ASSET VALUATIONS

No statement in this report is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Mylan or Perrigo as appropriate. No statement in this report constitutes an asset valuation.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release of Mylan N.V., dated as of August 28, 2015.*

*	Filed herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN N.V.

Date: September 2, 2015	By:	/s/ John D. Sheehan
John D. Sheehan
Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release of Mylan N.V., dated as of August 28, 2015.*

*	Filed herewith